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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PACIFIC PREMIER BANCORP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
69478X105
(CUSIP Number)

Fred D. Jensen	copy to:
Security Pacific Bancorp	Afshin Hakim, Esq.
12121 Wilshire Boulevard, Suite 1400	Namco Capital Group, Inc.
Los Angeles, CA 90025	12121 Wilshire Blvd., Suite 1400
(310) 622-7654	Los Angeles, CA 90025
(310) 207-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.23d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Security Pacific Bancorp

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN: 33-0874002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,166,400**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,166,400**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,166,400**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
**Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to any vote in respect of the shares held in excess of the Limit.

Common Stock – CUSIP No.	69478X105

1	NAMES OF REPORTING PERSONS: Ezri Namvar

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,166,400**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,166,400**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,166,400**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**Includes 1,166,400 shares of common stock which are issuable to Security Pacific Bancorp upon exercise of its warrant. The Issuer’s Certificate of Incorporation states that record holders of common stock who beneficially own in excess of 10% of the outstanding shares of common stock (the “Limit”) are not entitled to any vote in respect of the shares held in excess of the Limit.

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.01 per share (“Common Stock”) of Pacific Premier Bancorp, Inc., f/k/a LIFE Financial Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1600 Sunflower Ave., 2nd Floor, Costa Mesa, California 92626.

ITEM 2.	Identity and Background.
     (a) This statement is filed by: (i) Security Pacific Bancorp, a California corporation (the “Company”), with respect to shares beneficially owned by it and (ii) Ezri Namvar, an individual (“Namvar”), with respect to shares beneficially owned by him. The Company’s principal business is to operate as a bank holding company. Namvar is the majority shareholder of the Company. The Company and Namvar are sometimes collectively referred to throughout this Schedule 13D as the “Reporting Persons.”
     (b) The address of each of the Reporting Persons is 12121 Wilshire Boulevard, Suite 1400 Los Angeles, CA 90025.
     (c) The Company is a bank holding company under the Bank Holding Company Act of 1956, as amended, of which Namvar is the controlling shareholder and who with members of his immediate family owns, 97.53% of the Company’s outstanding common stock. Namvar’s present principal occupation is a private investor – real estate and lending.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Company is a California corporation. Namvar is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Considerations.
     As described below in Item 4, the Company purchased from New Life Holdings, LLC (“New Life”), an entity owned and controlled by Namvar and members of Namvar’s immediate family, a warrant (the “Warrant”) held by New Life representing the right to purchase 1,166,400 shares of Common Stock of the Issuer at an exercise price of $0.75 per share in exchange for issuing shares of the Company’s common stock in an aggregate amount equal to the purchase price for the Warrant. The aggregate purchase price for the Warrant was based on a 30-day rolling weighted average market price of the Common Stock, less the exercise price of $0.75 per share, totaling $12,375,504. The Company issued shares of its common stock to New Life based upon a third party valuation of the Company. Immediately after the issuance of the Company’s shares to New Life, New Life will distribute those shares to its members and as a result of which, Namvar will continue to be the controlling shareholder of the Company.

ITEM 4.	Purpose of Transaction.
     On March 30, 2007, the Company purchased from New Life pursuant to the terms of a warrant purchase agreement a Warrant representing the right to purchase 1,166,400 shares of Common Stock of the Issuer at an exercise price of $0.75 per share to the Company, and the Company, as consideration for the Warrant, issued to New Life a number of shares of its common stock equal in value to the purchase price of the Warrant. New Life has surrendered the Warrant to the Issuer and the Issuer has issued a new warrant to the Company representing the right to purchase 1,166,400 shares of Common Stock (“New Warrant”). The New Warrant issued to the Company is fully exercisable.
     The foregoing description is qualified in its entirety by reference to the Warrant Purchase Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.
     The Reporting Persons acquired the Warrant for investment purposes and do not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Persons or their affiliates may, from time to time, acquire additional shares of Common Stock or dispose of some or all of their shares or may continue to hold their shares, depending on several factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
     Other than described above, Reporting Persons have no present plans or proposals that relate to or would result in:
          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
          (e) Any material changes in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.
     (a) As of March 30, 2007, each of the Reporting Persons are the beneficial owners of 1,166,400 shares of Common Stock (i.e. those shares of Common Stock that the Company has the right to acquire pursuant to the Warrant). Based upon information available to the Reporting Persons, the Issuer had approximately 5,263,988 shares of Common Stock outstanding as of September 30, 2006. Therefore, the 1,166,400 shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 18% of the 5,263,988 shares of Common Stock outstanding as of September 30, 2006, giving effect to the issuance of 1,166,400 shares upon exercise of the Warrant.
     (b) The Reporting Persons share the power to vote and dispose of all of the shares of Common Stock beneficially owned by them.
     (c) Other than as described above in Item 4, none of the Reporting Persons has engaged in any transactions in the Common Stock for the 60-day period preceding the date hereof.
     (d) Not applicable.
     (e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except for the Purchase Agreement described above in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) among them or between them and any person which are required to be reported pursuant to Item 6 of the Instructions to Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.
1	Warrant Purchase Agreement, dated March 30, 2007, by and between New Life Holdings, LLC and Security Pacific Bancorp.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007	Security Pacific Bancorp, A California corporation
	By:	/s/ Andrew D. Reid
		Name:	Andrew D. Reid
		Title:	CFO

EZRI NAMVAR
/s/ Ezri Namvar

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Number	Description

1	Warrant Purchase Agreement, dated March 30, 2007, by and between New Life Holdings, LLC and Security Pacific Bancorp.